UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

COLUMBIA LABORATORIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	59-2758596
(State of Incorporation)	(I.R.S. Employer Identification No.)

354 Eisenhower Parkway Livingston, New Jersey	07039
(Address of principal executive offices)	Zip Code

Securities to be registered pursuant to Section 12(b) of the Act:

 Title of each class                                                                                 Name of each exchange on which
 to be so registered                                                                                    each class is to be registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities to be registered pursuant to Section 12(g) of the Act: Preferred Stock Purchase Rights

PART I
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

On November 29, 2010, the Board of Directors (the “Board”) of Columbia Laboratories, Inc. (the “Company”) adopted an amendment and restatement (the “Amendment”) of the Rights Agreement, dated as of March 13, 2002 (the “Original Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC, as successor rights agent (as amended, the “Rights Plan”).

The Company adopted the Amendment to preserve the value of the Company’s net operating loss carry forwards (the “Tax Benefits”), because its ability to fully use the Tax Benefits on an annual basis to offset future income may be substantially limited if the Company experiences an “ownership change” for purposes of Section 382 of the Internal Revenue Code of 1986 (the “Code”). Generally, the Company would experience an “ownership change” under Section 382 of the Code if a greater than 50 percentage point change in ownership of the Voting Stock (as defined in the Rights Plan and described below) by stockholders who beneficially own (or who are deemed to own) 5% or more of the Company’s Voting Stock occurs over a rolling three year period.

The Rights Plan is designed to reduce the likelihood that the Company will experience an ownership change by discouraging any person (together with such person’s affiliates and associates), without the approval of the Board, (i) from acquiring 4.99% or more of the outstanding Voting Stock and (ii) that currently beneficially owns 4.99% or more of the outstanding Voting Stock from acquiring more shares of Voting Stock, other than by exercise or conversion of currently existing warrants, convertible securities or other equity-linked securities. There is no guarantee that the Rights Plan will prevent the Company from experiencing an ownership change.

In general, the Amendment leaves the Original Rights Agreement unchanged in all material respects, other than changing the trigger for the Rights becoming exercisable from 15% to 4.99% of the outstanding Voting Rights (as defined in the Rights Plan), expanding the concept of “beneficial ownership” to include shares owned (including those owned indirectly and constructively) under Section 382 of the Code and modifying the provisions relating to the exchange of Rights for Common Stock (as defined below).

Summary of the Rights Plan

The following is a summary of the material terms of the Rights Plan.  It does not purport to be complete and provides only a general description of the Rights Plan, and thus, should be read together with, and is qualified in its entirety by reference to, the Rights Plan, which has been filed as Exhibit 4.2 hereto, and is incorporated herein by reference.

The Rights.  On March 12, 2002, the Company declared a dividend distribution of one preferred stock purchase right for each outstanding share of Common Stock of the Company (the “Rights”). The distribution was made payable as of March 22, 2002 to stockholders of record on that date (the “Record Date”). Each Right, once exercisable, entitles the registered holder to purchase from the Company one one-thousandth (1/1000) of a share of preferred stock of the Company, designated as Series D Junior Participating Preferred Stock (the “Preferred Stock”), at a price of $30 per one one-thousandth (1/1000) of a share (the “Exercise Price”), subject to certain adjustments.

Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

As discussed below, initially the Rights will not be exercisable, certificates will not be sent to stockholders and the Rights will automatically trade with the Common Stock.

Exercise of Rights; Distribution of Rights. Under the Rights Plan, the Rights, unless earlier redeemed by the Board, become exercisable upon the close of business on the day (the “Distribution Date”) which is the earlier of (i) the tenth day following a public announcement, or resolution of the Board confirming, that a person or group of affiliated or associated persons, subject to certain exceptions set forth in the Rights Plan, has acquired beneficial ownership (as defined in the Rights Plan) of 4.99% or more of the outstanding Voting Stock (or has otherwise become an Acquiring Person (as defined in the Rights Plan)) or (ii) the tenth business day (or such later date as may be determined by the Board prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement by any person of a tender or exchange offer, the consummation of which would result in such person or group of affiliated or associated persons becoming an Acquiring Person.

Prior to the Distribution Date, the Rights are not exercisable, are not represented by a separate certificate, and are not transferable apart from the Common Stock, but are instead evidenced, with respect to any of the Common Stock certificates (or uncertificated shares of Common Stock) outstanding as of the Record Date, by such Common Stock certificate with a copy of a Summary of Rights attached thereto (or in the case of uncertificated shares of Common Stock, by the book-entry account that evidences record ownership of such shares). Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Stock certificates issued after the Record Date will contain a legend incorporating the Rights Plan by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates outstanding as of the Record Date, with or without a copy of a Summary of Rights attached thereto (or the transfer of uncertificated shares of Common Stock by book-entry), will also constitute the transfer of the Rights associated with such Common Stock. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and such separate certificates alone will evidence the Rights from and after the Distribution Date.

Under the Rights Plan, “Voting Stock” means (i) the outstanding common stock, par value $.01 per share, of the Company (the “Common Stock”), (ii) any other shares of capital stock of the Company entitled to vote generally in the election of directors or entitled generally to vote together with the Common Stock in respect of a merger, consolidation, sale of all or substantially all of the Company’s assets, liquidation, dissolution or winding up and (iii) any other shares of capital stock of the Company that are included in the definition of “stock” under Section 382(k)(6)(A) of the Code and the Treasury Regulations thereunder.

Acquiring Person; Exempt Persons; Exempt Transactions. The Amendment, among other things, lowers the stock-ownership threshold for inclusion of a stockholder in the definition of “Acquiring Person” under the Rights Plan from 15% to 4.99% and expands the concept of “beneficial ownership” to include shares owned (including those owned indirectly and constructively) under Section 382 of the Code. The Rights Plan defines “Acquiring Person” as any person (other than any Exempt Person, as defined below) that has become, itself or, together with all affiliates and associates of such person, the beneficial owner of 4.99% or more of the shares of Voting Stock then outstanding; provided, however, that any person who would otherwise qualify as an Acquiring Person as of the close of business on the effective date of the Amendment will not be deemed to be an Acquiring Person for any purpose of the Rights Plan on and after such date unless and until such time as such person, together with all affiliates and associates of such person, acquires beneficial ownership of one or more additional shares of Voting Stock (unless, upon becoming the beneficial owner of such additional shares of Voting Stock, such person, together with all affiliates and associates of such person, is not then the beneficial owner of 4.99% or more of the shares of Voting Stock then outstanding). A person will not, however, be deemed to have become an Acquiring Person solely as a result of (i) a reduction in the number of shares of Voting Stock outstanding, (ii) the exercise of any options, warrants, rights or similar interests (including upon the initial grant or vesting of restricted stock) granted by the Company to its directors, officers and employees, (iii) any unilateral issuance or grant of any security by the Company, or (iv) an Exempt Transaction (as defined below), unless and until such time as such person, together with all affiliates and associates of such person, acquires the beneficial ownership of one or more additional share(s) of Voting Stock. Notwithstanding the foregoing, if the Board determines in good faith that a person who would otherwise be an Acquiring Person, has become such inadvertently, and such person divests as promptly as practicable a sufficient number of shares of Voting Stock so that such person would no longer be an Acquiring Person, then such person shall not be deemed to be an Acquiring Person.

For all purposes of the Rights Plan, (a) the determination of the percentage of the Voting Stock of the Company that a person is deemed to beneficially own shall be made on the basis of the value of the Voting Stock as provided in Section 382(k)(6)(C) of the Code and the Treasury Regulations thereunder, and (b) unless specifically provided otherwise in the Rights Plan, any calculation as to the Voting Stock outstanding, or benefically owned by a person, at any particular time for purposes of determining percentage ownership shall be made pursuant to, and in accordance with, Section 382 of the Code and the Treasury Regulations thereunder.

“Exempt Person” means (i) the Company, any subsidiary of the Company, in each case including, without limitation, the officers and members of the boards of directors thereof acting in their capacities as such, or any employee benefit plan or stock ownership plan of the Company or of any subsidiary of the Company or any entity or trustee holding shares of capital stock of the Company for or pursuant to the terms of any such plan, or for the purpose of funding other employee benefits for employees of the Company or any subsidiary of the Company, and (ii) any person deemed to be an “Exempt Person” because the Board has granted such person an exemption in accordance with the provisions of the Rights Plan.

“Exempt Transaction” means any transaction or series of related transactions pursuant to which any person would become an Acquiring Person that the Board determines prior to such person becoming an Acquiring Person, in its sole discretion, is exempt from the Rights Agreement, which determination shall be irrevocable.

Expiration. The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 12, 2012, unless earlier redeemed or exchanged by the Company as described below.

Rights of Preferred Stock. Shares of Preferred Stock purchasable upon exercise of the Rights will be non-redeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, will be subordinate to any other series of the Company’s preferred stock. The Preferred Stock may not be issued except upon exercise of Rights. Each share of Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount equal to the greater of $1.00 per share or 1,000 times the cash dividends declared on the Common Stock. In addition, the holders of the Preferred Stock are entitled to receive 1,000 times any non-cash dividends (other than dividends payable in equity securities) declared on the Common Stock, in like kind. In the event of the liquidation of the Company, the holders of Preferred Stock will be entitled to receive, for each share of Preferred Stock, a payment in an amount equal to the greater of $30,000 or 1,000 times the payment made in the liquidation per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock. In the event of any consolidation, merger, combination or other transaction in which any shares of Common Stock are exchanged for or changed into other stock, securities, cash and/or other property, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock in such consolidation, merger, combination or other transaction. The rights of Preferred Stock as to dividends, liquidation and voting are protected by anti-dilution provisions.

The Exercise Price of the Rights and the number of shares of Preferred Stock issuable upon exercise of the Rights are subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common Stock. The Exercise Price for the Rights also is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of Common Stock.

Distribution of Preferred Stock.  Unless the Rights are earlier redeemed, in the event that a person or group becomes an Acquiring Person, the Rights Plan provides that proper provisions will be made so that each holder of record of a Right (other than Rights beneficially owned by an Acquiring Person and certain affiliates, associates and transferees thereof, whose Rights will thereupon become null and void), will thereafter have the right to receive in respect of such Right, upon payment of the Exercise Price, that number of shares of the Preferred Stock having a fair market value (as determined in accordance with the Rights Plan) at the time of the transaction equal to approximately two times the Exercise Price (such value to be determined by reference to the fair market value of the Company’s Common Stock as provided in the Rights Plan).

Effect of Merger or Other Business Combination on the Rights. In addition, unless the Rights are earlier redeemed or exchanged, in the event that, after the time that a person or group becomes an Acquiring Person, the Company is acquired in a merger or other business combination (in which any shares of Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) are sold or transferred in one or a series of related transactions, the Rights Plan provides that proper provision will be made so that each holder of record of a Right (other than Rights beneficially owned by an Acquiring Person and certain affiliates, associates and transferees thereof, whose Rights will thereupon become null and void) will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a fair market value at the time of such transaction (as determined in accordance with the Rights Plan) equal to approximately two times the Exercise Price.

Exchange. At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Voting Stock, the Board may exchange for each Right one share of Common Stock.

In connection with any such exchange, no holder of Rights shall be entitled to receive shares of Common Stock (or other shares of capital stock of the Company) that would result in such holder, together with such holder’s affiliates and associates, becoming the beneficial owner of 4.99% or more of the Voting Stock then outstanding. If a holder would, but for the previous sentence, be entitled to receive a number of shares that would otherwise result in such holder, together with such holder’s affiliates and associates, becoming the beneficial owner of 4.99% or more of the Voting Stock then outstanding (such shares of Common Stock in excess of 4.99% of the Voting Stock then outstanding the “Excess Exchange Shares”), in lieu of receiving such Excess Exchange Shares, such holder will be entitled to receive an amount in cash equal to the current per share market price of a share of Common Stock at the close of business on the trading day immediately prior to the date of such exchange multiplied by the number of Excess Exchange Shares that would otherwise have been issuable to such holder. Notwithstanding the foregoing, the Board shall not be empowered to effect such exchange at any time after any Acquiring Person shall have become the beneficial owner of 50% or more of the Voting Stock then outstanding. From and after the occurrence of an event specified in Section 13(a) of the Rights Plan, any Rights that theretofore have not been exchanged as described in this paragraph shall thereafter be exercisable only in accordance with Section 13 of the Rights Plan and may not be exchanged. Prior to effecting such an exchange, the Board may direct the Company to enter into a Trust Agreement in such form and with such terms as the Board shall then approve (the “Trust Agreement”). If the Board so directs, the Company shall enter into the Trust Agreement and shall issue to the trust created by such agreement (the “Trust”) all of the Common Stock issuable pursuant to the exchange (or any portion thereof that have not theretofore been issued in connection with the exchange). From and after the time at which such shares are issued to the Trust, all stockholders then entitled to receive shares pursuant to the exchange shall be entitled to receive such shares (and any dividends or distributions made thereon after the date on which such shares are deposited in the Trust) only from the Trust and solely upon compliance with the relevant terms and provisions of the Trust Agreement.

The Company may at its option substitute, and, in the event that there shall not be sufficient authorized but unissued Common Stock to permit an exchange of Rights for Common Stock as contemplated above, the Company shall substitute to the extent of such insufficiency, for each share of Common Stock that would otherwise be issuable upon exchange of a Right, a number of shares of Preferred Stock or fraction thereof having an aggregate fair market value (as determined in accordance with the Rights Plan) equal to the fair market value of one share of Common Stock as of the date any person becomes an Acquiring Person.

The Company shall not be required to issue fractions of shares. In lieu of fractional shares, the Company shall pay to the registered holders of the Right certificates with regard to which such fractional shares of Common Stock would otherwise be issuable an amount in cash equal to the same fraction of the current market value of a whole share of Common Stock.

Redemption. At any time prior to the close of business on the tenth day after there has been a public announcement that a person has become an Acquiring Person (subject to extension in certain circumstances), the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”). Immediately upon the effective time of the action of the Board authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendments. For as long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Company may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights.

Termination of Amendment; Continued Effectiveness of Original Rights Agreement.  If the Board determines the Tax Benefits are utilized in all material respects or no longer available for use in any material amount under Section 382 of the Code or that an ownership change under Section 382 of the Code would not adversely impact in any material respect the Company’s utilization of the Tax Benefits, or materially impair or limit the amount of the Tax Benefits that could be used by the Company during any period (or otherwise) for applicable tax purposes, the Amendment shall cease to be in effect, and the terms and provisions of the Original Rights Agreement (other than the terms and provisions that were amended relating to the Rights Agent), as in effect immediately prior to the Effective date of the Amendment, shall become effective (other than the terms and provisions that were amended relating to the Rights Agent).

If the Board makes such determination, among other things, a person will become an Acquiring Person if such person, together with all affiliates and associates of such person, becomes the beneficial owner of 15% or more of the Voting Stock, the definition of Voting Stock as set forth in the Original Rights Agreement shall be restored, and the provisions relating to the exchange of Rights for Common Stock shall be restored to those set forth in the Original Rights Agreement.

Anti-Takeover Effects

While intended to reduce the risk of an “ownership change” within the meaning of Section 382 of the Code, and thereby preserve the current ability of the Company to utilize the Tax Benefits, the Rights could have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who becomes an Acquiring Person on terms not approved by the Company’s Board. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may exempt such merger or business combination from the Rights Plan. In addition, the Rights may be redeemed by the Company at $.01 per Right at any time prior to the close of business on the tenth day after there has been a public announcement, or resolution of the Board confirming, that a person or group has become an Acquiring Person.

Outstanding Common Stock and Convertible Securities

As of November 29, 2010, there were approximately 80,913,112 shares of Common Stock (and one Right per each such share) issued and outstanding, and approximately 28,638,934 additional shares of Common Stock issuable under the Company’s outstanding convertible preferred stock, warrants, and options. In addition, as of November 29, 2010, there were 130 shares of the Company’s series B convertible preferred stock, 600 shares of the Company’s series C convertible preferred stock and 59,000 shares of the Company’s series E convertible preferred stock issued and outstanding. The Board has reserved 100,000 shares of Preferred Stock for issuance upon exercise of the Rights, none of which were outstanding as of November 29, 2010.

Item 2.                       Exhibits.

Exhibit No.	Description
3.1
Certificate of Designations of Series D Junior Participating Preferred Stock of Columbia Laboratories, Inc., included as Exhibit C to the Rights Agreement, dated as of March 13, 2002 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Columbia Laboratories, Inc., filed on March 15, 2002, SEC File No. 1-10352).

4.1
Rights Agreement, dated as of March 12, 2002, between Columbia Laboratories, Inc. and First Union National Bank, which includes the Summary of Rights as Exhibit A, the Form of Right Certificate as Exhibit B and the Certificate of Designation of Series D Junior Participating Preferred Stock of Columbia Laboratories, Inc. as Exhibit C (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Columbia Laboratories, Inc., filed on March 15, 2002, SEC File No. 1-10352).

4.2
Amended and Restated Rights Agreement, dated as of November 29, 2010, between Columbia Laboratories, Inc. and American Stock Transfer & Trust Company, LLC, as successor to First Union National Bank (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Columbia Laboratories, Inc., filed on November 30, 2010, SEC File No. 1-10352).

SIGNATURE

Pursuant to the requirements of Section l2 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 30, 2010

COLUMBIA LABORATORIES, INC.

By:	/S/ Lawrence A Gyenes

Lawrence A. Gyenes

Senior Vice President, Chief Financial Officer & Treasurer

EXHIBIT INDEX

Exhibit No.	Description
3.1
Certificate of Designations of Series D Junior Participating Preferred Stock of Columbia Laboratories, Inc., included as Exhibit C to the Rights Agreement, dated as of March 13, 2002 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Columbia Laboratories, Inc., filed on March 15, 2002, SEC File No. 1-10352).

4.1
Rights Agreement, dated as of March 12, 2002, between Columbia Laboratories, Inc. and First Union National Bank, which includes the Summary of Rights as Exhibit A, the Form of Right Certificate as Exhibit B and the Certificate of Designation of Series D Junior Participating Preferred Stock of Columbia Laboratories, Inc. as Exhibit C (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Columbia Laboratories, Inc., filed on March 15, 2002, SEC File No. 1-10352).

4.2
Amended and Restated Rights Agreement, dated as of November 29, 2010, between Columbia Laboratories, Inc. and American Stock Transfer & Trust Company, LLC, as successor to First Union National Bank (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Columbia Laboratories, Inc., filed on November 30, 2010, SEC File No. 1-10352).